U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”):
SHAW COMMUNICATIONS INC.
B.	This is (check one):

☑ An original filing for the Filer.

☐ An amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:
Name of registrant:	SHAW COMMUNICATIONS INC.

Form type:	Registration Statement on Form F-10

File number (if known):	333-157639

Filed by:	SHAW COMMUNICATIONS INC.

Date filed (if filed concurrently, so indicate):	March 2, 2009 (Form F-X filed concurrently with Form F-10.)
D.	The Filer is incorporated or organized under the laws of:
ALBERTA, CANADA
and has its principal place of business at:
Suite 900, 630 – 3rd Avenue S.W. Calgary, Alberta, Canada, T2P 4L4 Telephone: (403) 750-4500

E.	The Filer designates and appoints CT Corporation System (the “Agent”), located at:
111 Eighth Avenue, 13th Floor New York, NY 10011 Telephone: (212) 894-8940
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	Any investigation or administrative proceeding conducted by the Commission; and

(b)	Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered by the Filer on Form F-10 on March 2, 2009 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.
(a)	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act.

(b)	The Filer undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with the amendment being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Filer’s Registration Statement on Form F-10 filed with the Commission on March 2, 2009, the securities to which such Form F-10 relates, and the transactions in such securities.
THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, this 2nd day of March, 2009.

Filer: SHAW COMMUNICATIONS INC.	By:	/s/ Steve Wilson
		Name:	Steve Wilson
		Title:	Senior Vice President and Chief Financial Officer

     This statement has been signed by the following person in the capacity indicated on March 2nd, 2009.

CT Corporation System As Agent for Service of Process for SHAW COMMUNICATIONS INC.
By:	/s/ Hiedi M. Liesch
	Name:	Hiedi M. Liesch
	Title:	Assistant Secretary